FORM 6-K

  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Report of Foreign Private Issuer

  Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2006
Commission File Number 001-31880

Yamana Gold Inc. (Translation of registrant's name into English)
150 York Street Suite 1902 Toronto, Ontario M5H 3S5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	....[ ].....	Form 40-F	....[X]....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	....[ ]....	No	....[X]....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

  Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YAMANA GOLD INC.

Date: January 10, 2006	/s/ Charles Main
Name: Charles Main
Title: CFO

News Release         (Q1 - 06 - 01)                                                                             January 10, 2006

YAMANA ANNOUNCES 2006 OPERATING OUTLOOK

YAMANA GOLD INC. (TSX: YRI; AMEX: AUY; LSE (AIM): YAU) is pleased to announce its operating outlook for 2006 and beyond.

Gold production is expected to exceed 340,000 ounces in 2006 increasing to more than 500,000 ounces in 2007 from mines currently in production and mines under construction. For 2008, total gold production is expected to increase to almost 600,000 ounces.

Estimated gold production to 2008 from Yamana’s properties (shown pro forma assuming the completion of the acquisition of RNC Gold Inc. which includes the acquisition of the San Andres mine in Honduras by March 1, 2006) is detailed below.

Gold Production Estimates	2006E	2007E	2008E

Fazenda Brasileiro	80-85,000	80-85,000	80-85,000
Fazenda Nova	30-33,000	30-33,000	25-30,000
São Francisco	120-126,000	125-135,000	125-135,000
Chapada	15-19,000	160-176,000	190-210,000
San Andres	50-60,000	55-65,000	55-65,000
La Libertad	45-50,000	50-60,000	50-60,000

Total	340-373,000	500-554,000	525-585,000

Average Projected Total Cash Costs/Ounce	$260-275	$70-90	$50-70

Cash costs assume copper will be treated as a by-product credit starting in 2007 with an assumed copper price of $1.25\lb.

Potential gold production from advanced projects including São Vicente, Ernesto, C1 Santa Luz or from RNC’s Cerro Quema property have not been included in the above table as these projects are subject to completion of feasibility studies or favorable construction decisions. However, current internal estimates and completed scoping studies suggest that these properties could contribute in excess of an additional 225,000 ounces of gold production beginning late 2007 or early 2008.

Gold production at Chapada in 2006 will mainly depend on whether or not mine construction is completed in September 2006. Commercial production is assumed around 1st quarter 2007. Copper production at Chapada is expected to be 15M pounds, 128M pounds and 185M pounds for 2006, 2007 and 2008, respectively.

Production in 2006 includes the first year of operations for São Francisco and assumes commercial production around March 2006.

Information relating to production ounces includes ounces produced before a mine is considered in commercial production. Commercial production is a convention for determination of the point at which a mine is producing at a sustainable commercial level, after which costs are no longer capitalized and are considered to be operating costs. Commercial production will vary from mine to mine and differs amongst various companies. Cash costs shown above reflect operating costs after declaration of commercial production.

Gold production information for San Andres and La Libertad has been provided by RNC and adjusted to reflect Yamana’s current view of the respective mine plans. Yamana continues to evaluate these mines as part of its transition plan relating to the integration of these operations. Further, while Yamana believes the purchases of San Andres and RNC will be completed as originally contemplated, a shareholder vote of RNC is scheduled for mid-February 2006 relating to the approval of the transactions. RNC has completed the purchase of San Andres and Yamana has advanced funds in that regard. Yamana has the option of applying the advanced funds to purchase San Andres in certain circumstances including in the event that RNC shareholder approval is not obtained as previously announced.

RNC gold production is shown effective as of the acquisition date of March 2006.

Production estimates for Fazenda Brasileiro incorporate only limited production in 2006 and 2007 resulting from access to the higher grade C Quartz and E-Deep areas. Mining of lower grade material at Fazenda Brasileiro will continue throughout 2006 and part of 2007 to permit access to higher grade lower areas at E-Deep.

There are considerable ordinary course start-up adjustments of a heap leach mine operation such as Sao Francisco which may affect production levels in 2006. Actual production for 2006 may also be affected by rainfalls which could delay the start-up of operations.

Construction of Chapada is on track with start-up expected in September 2006.

Yamana’s cash balance (together with loan receivable relating to the purchase of San Andres) as at December 31, 2005 was approximately $170 million and together with cash flow from operations is expected to be sufficient to finance construction and sustaining capital costs for its mines under construction and existing mines.

Cash costs have assumed a Reais to US Dollar exchange rate in 2006 of 2.43 to 1.0 and in 2007 and 2008 of 2.6 to 1.0 which is a more favorable US Dollar exchange rate than the current rate, but in line with Brazilian consensus estimates for these years. All dollar amounts shown herein are US Dollars.

On the exploration front, Yamana has allocated approximately $9 million in 2006 to an exploration program focusing primarily on the Itapicuru greenstone belt north of Fazenda Brasileiro and on the Santa Elina Gold Belt primarily in areas between São Francisco and São Vicente. Yamana is evaluating an exploration program for RNC properties.

The focus for Yamana for 2006 and 2007 will continue to include the following.

•	Advance exploration and development projects
•	Complete construction of Chapada
•	Increase reserves at São Francisco from a current infill program to establish a mine life of over ten years
•	Pursue acquisition targets
•	Continue its extensive exploration program in Brazil and Central America

Once the RNC transactions are completed, Yamana will have five mines in operation with Chapada operations beginning later this year. Yamana will also have four advanced exploration and development stage projects along with an extensive Brazilian and Central American exploration portfolio. Yamana’s objective remains to achieve a sustainable annual production rate of at least 750,000 ounces of gold per year beginning in 2008.

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties and land positions in all major mineral areas in Brazil. Yamana expects to produce gold at intermediate company production levels by 2006 in addition to significant copper production by 2007. Yamana also holds gold exploration properties in Argentina. Company management plans to build on this base by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

For further information, contact

Peter Marrone President & Chief Executive Officer (416) 815-0220 E-mail: investor@yamana.com

FORWARD-LOOKING STATEMENTS: This document contains “forward-looking statements” that involve a number of risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any other future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: the actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; future prices of gold; possible variations in ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, fluctuations in metal prices, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.